FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F x   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

On July 21, 2021, AstraZeneca PLC (“AstraZeneca”) consummated the acquisition of Alexion Pharmaceuticals, Inc. (“Alexion”) in accordance with the term of the Agreement and Plan of Merger, dated as of December 12, 2020, among AstraZeneca, Alexion, AstraZeneca Rare Disease Holdings Inc. (f/k/a Delta Omega Sub Holdings Inc.), Delta Omega Sub Holdings Inc. 1, and Alexion Rare Disease LLC (f/k/a Delta Omega Sub Holdings LLC 2) (the “Acquisition”). AstraZeneca is furnishing this Form 6-K solely for the purpose of incorporating the exhibits referenced below which are related to the Acquisition into AstraZeneca’s Registration Statements on Form S-8 (Registration Nos. 333-240298, 333-226830, 333-216901, 333-170381, 333-152767, 333-124689 and 333-09062) and Form F-3 (Registration No. 333-234586) (the “Registration Statements”). Accordingly, this Form 6-K is hereby incorporated by reference into the Registration Statements and shall form a part thereof from the date on which this Form 6-K is furnished to the Securities & Exchange Commission.

Exhibit List

Exhibit No.	Description

99.1	Audited financial statements of Alexion as of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020 and Alexion’s Management’s Report on Internal Control Over Financial Reporting (incorporated by reference herein from pages F-1 to F-68, and the information under the heading “Management’s Report on Internal Control Over Financial Reporting” (pages 112 and 113), contained in Alexion’s Annual Report on Form 10-K (SEC File No. 000-27756) for the year ended December 31, 2020 filed by Alexion with the SEC on February 8, 2021).
99.2	Alexion’s Business and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three years in the period ended December 31, 2020 (incorporated by reference herein from Part I, Item 1 (Business) and Part II, Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) contained in Alexion’s Annual Report on Form 10-K (SEC File No. 000-27756) for the year ended December 31, 2020 filed by Alexion with the SEC on February 8, 2021).
99.3	Unaudited Condensed Consolidated Financial Statements of Alexion for the quarter ended March 31, 2021 and Alexion’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended March 31, 2021 (incorporated by reference herein from Part I, Item 1 (Unaudited Condensed Consolidated Financial Statements), Part I, Item 2 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) and Part II, Item 1A (Risk Factors) included in the quarterly report on Form 10-Q (SEC File No. 000-27756) for the quarter ended March 31, 2021 filed by Alexion with the SEC on April 30, 2021).
99.4	Unaudited pro forma condensed combined financial information for the year ended December 31, 2020 and as at and for three months ended March 31, 2021 (incorporated by reference herein from AstraZeneca’s Report on Form 6-K (SEC File No. 001-11960) furnished to the SEC on May 24, 2021).
99.5	Description of the Merger Agreement between AstraZeneca and Alexion (incorporated by reference herein from the information included under “The Merger Agreement” on pages 109 to 136 in the prospectus (File No. 333-253315) filed by AstraZeneca with the SEC on April 12. 2021 pursuant to Rule 424(b) under the U.S. Securities Act of 1933, as amended).
23.1	Consent of PricewaterhouseCoopers LLP, US relating to the financial statements of Alexion Pharmaceuticals, Inc. (filed herewith)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASTRAZENECA PLC

Date: July 21, 2021	By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary